Reneo Pharmaceuticals, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

(858) 283-0280

November 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	Reneo Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-275518

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on November 21, 2023, or as soon thereafter as is practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP, counsel to the registrant, at (212) 479-6044.

RENEO PHARMACEUTICALS, INC.

By:	/s/ Gregory J. Flesher
Gregory J. Flesher
President and Chief Executive Officer